February 26, 2013

VIA EDGAR

Maryse Mills-Apenteng, Special Counsel

Division of Corporation Finance

Room 4561

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	CBIZ, Inc.

Form 10-K for the year ended December 31, 2011

Filed March 15, 2012

File No. 001-32961

Dear Ms. Mills-Apenteng:

CBIZ, Inc. (the “Company” or “CBIZ”) is submitting this letter in response to the comment letter received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”), dated February 15, 2013, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed on March 15, 2012.

Below is the Company’s response to the comments raised by the Staff in the comment letter. For the convenience of the Staff, we have repeated the Staff’s comment before the response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 3. Legal Proceedings, page 17

Comment 1. We note your response to prior comment 1. As you know, disclosure under Item 103 of Regulation S-K, which calls for a description of the relief sought, is required with respect to material pending legal proceedings. To the extent that you conclude that the relief sought is not material information required to be disclosed, you should be prepared to provide your analysis to support any such conclusions. Refer to the guidance provided in Section II.C. of SEC Release No. 33-5386 regarding materiality standards.

Response to Comment 1.

The Company respectfully agrees that to the extent that the Company concludes that the relief sought is not material information required to be disclosed, the Company will provide analysis to support any such conclusions.

*     *     *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-447-9000.

Sincerely,

CBIZ, Inc.

/s/ Ware H. Grove
By: Ware H. Grove
Title: Chief Financial Officer